ADDENDUM NO. 1 TO EXCHANGE AGREEMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt of which is hereby accepted and acknowledged, by and between The Bauer Partnership, Inc. ("Bauer") and Finder's Keepers Inc. ("Finders") as defined in the Exchange Agreement, the parties agree as follows:

     (1) Bauer and Finders are in the process of closing the Exchange Agreement and wish to make some modifications to the Exchange Agreement;

     (2) The capitalization of Bauer has changed and Bauer will have 30,918,000 shares of its common stock issued and outstanding at Closing and the Bauer Shareholders will receive 30,918,000 shares of Finders in exchange for their shares of Bauer at Closing.

     (3) Bauer has agreed to issue an additional 750,000 shares subject to Rule 144 to the controlling shareholders of Finders at Closing such that the total number of shares of common stock of Finders shall be 4,064,206 shares prior to the issuance of shares to the Bauer Shareholders.

     (4) Section 4.07 of the Exchange Agreement is modified to read that Finders shall increase its board of directors to five (5) persons with F. Bryson Farrill designated as the Chairman of the Board and Ronald J. Bauer, Dr. Jacques L. Fischer, Joseph T. Bauer, and Geoffrey Button designated as additional board members.

     (5) Section 6.08 of the Exchange  Agreement is modified to read as follows:
Lockup. Stockholders of Finders owning approximately 1,500,000 freely tradeable shares at the Closing shall agree for $10.00 and other good and valuable consideration that for a period of 120 days (the "Lockup Period") from Closing, the Finder stockholders will not without the prior written consent of Bauer, directly or indirectly, offer for sale, sell, assign, pledge, issue, distribute, grant any option or enter into any contract for sale of or otherwise dispose of (any such action being hereafter referred to as a "Transfer") more than 250,000 of the aggregate shares of Finders or an aggregate of 208,333, in any one of the following four (4), one (1) month periods that hereinafter comprise the Lockup Period. The Finder stockholders agree to send their stock certificates covering the securities subject to the Lockup to Finder's transfer agent so that an appropriate legend can be placed on the securities. Bauer agrees to have its counsel send a legal opinion to the transfer agent within five days of Closing covering the Lockup Period.

     Unless specifically modified by this Agreement, all terms and conditions of the Exchange Agreement shall remain in full force and effect. Dated: November 29, 2001

The Bauer Partnership, Inc.

By:     /s/ Ronal J. Bauer
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      Ronald J. Bauer, Chief Executive Officer

Finders Keepers Inc.

By:     /s/ Nathan Drage
    --------------------------------------------
      Nathan Drage, Counsel